December 2023 S&P 500® Value Index Supplement to the Underlier Supplement, the Prospectus Supplement and the Prospectus, each as may be amended from time to time, that form a part of Registration Statement No. 333-269296

Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-269296
GS Finance Corp. Medium-Term Notes, Series F | Warrants, Series G guaranteed by The Goldman Sachs Group, Inc.

S&P 500® Value Index

Overview

This section constitutes only a brief overview of the S&P 500® Value Index. The index is described in more detail under “The Underliers — S&P 500® Value Index” in the underlier supplement referred to in “About This Index Supplement” below.

The S&P 500® Value Index (current Bloomberg symbol: “SVX Index”), which we also refer to in this index supplement as the “index,” is a float-adjusted market capitalization weighted index designed to measure the performance of companies included in the S&P 500® Index that are fully or partially categorized as value stocks, as determined by style scores calculated for each security included in the S&P 500® Index. The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy.

The index has a base date of June 30, 1995, with a base value of 291.12, as adjusted, and is calculated, maintained and published by S&P Dow Jones Indices LLC.

We have derived all information contained in this index supplement regarding the index from publicly available information. Additional information about the index is available on the following website: spglobal.com/spdji/en/indices/equity/sp-500-value. We are not incorporating by reference the website or any material it includes in this index supplement.

Quick Facts		Historical Performance
Sponsor	S&P Dow Jones Indices LLC

The graph below shows the daily historical closing levels of the index from January 2, 2018 through December 1, 2023. As a result, the below graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification. You should not take the historical levels of the index as an indication of its future performance.

Calculation Agent	S&P Dow Jones Indices LLC
Index Currency	USD
Reuters Ticker	.IVX
Bloomberg Ticker	SVX
Rebalancing	Quarterly
Index Members	Variable
Annualized Return and Annualized Volatility
Geographical Coverage	US

The following table provides the annualized return and annualized volatility of the index for each applicable period ended December 1, 2023. Annualized return represents the average rate of return per annum, calculated as the geometric average of the percentage change of the index during the applicable time period. Annualized volatility is a measure of the historical variability of returns, and is calculated as the square root of 252 multiplied by the sample standard deviation of the daily logarithmic returns of the index during the applicable time period. You should not take any annualized return or annualized volatility information regarding the index as an indication of its future performance.

Type	Price Return
Launch Date	May 30, 1992
			Annualized Return	Annualized Volatility
		1 Year	10.24%	13.81%
History Available Since	June 30, 1995	3 Years	9.95%	15.93%
		5 Years	8.25%	21.23%
		Since January 2, 2018	6.49%	20.26%

Your investment in securities linked to the index involves certain risks. See “Selected Risk Factors” on page S-4 to read about investment risks relating to such securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this index supplement, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying underlier supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

December 2023 S&P 500® Value Index Supplement dated December 21, 2023.

December 2023 S&P 500® Value Index Supplement Dated December 21, 2023

Comparative Performance Data

Index Performance Compared to its Parent Index

For comparative purposes, the graph below shows the performance, from January 2, 2018 through December 1, 2023, of the S&P 500® Value Index (in black) and the S&P 500® Index (in gray).

For comparative purposes, each of the S&P 500® Value Index and the S&P 500® Index have been adjusted to have a closing level of 100.00 on January 2, 2018 by dividing the applicable closing level on each day by that index’s closing level on January 2, 2018 and multiplying the quotient by 100.00.

The daily historical closing levels of the indices used to create this graph were obtained from Bloomberg Financial Services, without independent verification. You should not take this graph or the historical closing levels of the indices used to create this graph as an indication of the future performance of any index, including the S&P 500® Value Index, or the correlation (if any) between the level of the S&P 500® Value Index and the level of the S&P 500® Index.

Comparative Performance of the S&P 500® Value Index (SVX) and the S&P 500® Index (SPX)

Index Annualized Return Compared to its Parent Index

The following table provides a comparison of the annualized returns of the S&P 500® Value Index and the S&P 500® Index for the applicable period ended December 1, 2023. Annualized return represents the average rate of return per annum, calculated as the geometric average of the percentage change of the applicable index during the applicable time period. You should not take the annualized returns of the indices as an indication of the future performance of any index, including the S&P 500® Value Index.

Comparison of Annualized Returns of the S&P 500® Value Index and the S&P 500® Index

	1 Year	3 Years	5 Years	Since January 2, 2018
S&P 500® Index	12.71%	7.85%	10.73%	9.44%
S&P 500® Value Index	10.24%	9.95%	8.25%	6.49%

December 2023 S&P 500® Value Index Supplement Dated December 21, 2023

Selected Risk Factors

An investment in securities linked to the index is subject to the risks described below as well as the risks and considerations described in the accompanying underlier supplement no. 38, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying prospectus supplement and the accompanying prospectus. The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 38.

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The Estimated Value of Your Securities At the Time the Terms of Your Securities Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Securities
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Your Securities Are Subject to the Credit Risk of GS Finance Corp., as Issuer, and the Credit Risk of The Goldman Sachs Group, Inc., as Guarantor
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The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors
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If the Value of an Underlier Changes, the Market Value of Your Securities May Not Change in the Same Manner
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The Return on Your Securities Will Not Reflect Any Dividends Paid on Any Underlier Stock
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You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
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Past Performance is No Guide to Future Performance
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The Policies of the Applicable Underlier Sponsor and Changes that Affect Such Underlier, or the Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value
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Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Applicable Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Issuers of the Underlier Stocks, There Is No Affiliation Between the Issuers of the Underlier Stocks or Such Underlier Sponsor and Us
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There Is No Guarantee That the S&P 500® Value Index Methodology Will Be Successful

December 2023 S&P 500® Value Index Supplement Dated December 21, 2023

About This Index Supplement

GS Finance Corp. may use this index supplement in the initial sale of the securities. In addition, Goldman Sachs & Co. LLC (GS&Co.), or any other affiliate of GS Finance Corp., may use this index supplement in a market-making transaction in a security after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this index supplement is being used in a market-making transaction.

This index supplement constitutes a supplement to the documents listed below and therefore should be read in conjunction with such documents:

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Underlier supplement no. 38 dated December 21, 2023
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Applicable prospectus supplement:
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For notes: prospectus supplement dated February 13, 2023
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For warrants: prospectus supplement dated February 13, 2023
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Prospectus dated February 13, 2023

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this index supplement, the accompanying underlier supplement no. 38, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This index supplement addendum is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this index supplement addendum, the accompanying index supplement no. 38, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.